[Letterhead of PalmSource]

March 24, 2005

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PalmSource, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-122572

Ladies and Gentlemen:

In connection with the acceleration of effectiveness of the above captioned Registration Statement, the Company acknowledges:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PALMSOURCE, INC.

By:	/s/ Jeanne Seeley
Name: Jeanne Seeley
Title: Chief Financial Officer